Exhibit 17.1
Martinn H. Mandles
2465 Century Hill at 10100 Galaxy Way
in Century City, Los Angeles, CA 90067
Phone: 310/556-0556, Cell: 310/990-3300
Fax: 310/556-2233; mhmandles@aol.com
Thursday, February 7, 2008
BY FAX AND/OR EMAIL TO ALL OF THE OTHER DIRECTORS OF ABM INDUSTRIES

Linda L. Chavez	Note: Personal fax numbers and email addresses which appeared in the original copy of this letter have been omitted.
Tony G. Fernandes
Luke S. Helms
Maryellen C. Herringer
Charles T. Horngren
Henry L. Kotkins
Theodore T. Rosenberg
Henrik C. Slipsager
William W. Steele
Dear Bill, Chuck, Henrik, Linda, Luke, Maryellen, Skip, Ted and Tony:
Signing and sending this letter — ALL of which incorporates ONLY my opinions and recollections that might or might not be correct — will be my last official acts as a director of ABM Industries Incorporated.
Notwithstanding — or because of — my faithful service to ABM’s shareholders as an officer and/or director of the Company for 36 years, including eight years as Chairman of the Board (and I’m still only 67 years of age), a majority of you recently decided not to nominate me for reelection to the Board at the upcoming Annual Meeting of Shareholders on March 4th, which explains my absence from the list of candidates (both of whom are other incumbents) in the Company’s 2008 Proxy Statement that’s now hot off the press. Of course I’m in disagreement with that decision and several others past and present.
As such, I hope that this letter will be accepted as constructive criticism and a wake-up call, instead of being dismissed as “sour grapes from a sore loser,” by those of you who prevented my nomination and reelection. Suffice it to say that I practice what I preach — and even teach about director independence at the ISS-accredited UCLA Anderson School of Management Corporate Director Education & Certification Program, of which I’m also a graduate.
Having been stonewalled by ABM’s lawyer in seeking to defend myself with regard to any possible allegations of illegal or unethical conduct made in secret against me, I can only conclude that banishment from the Board is nothing more or less than retaliation for my failure and refusal to habitually go-along-to-get-along (“GAGA”) with ABM’s imperial CEO -and his cadre of GAGA directors, who seem more interested in the entrenchment, enrichment, unanimity and collegiality of the Board than in overseeing, monitoring and advising management — or so it seems to me as a director of the Company.

For instance, the written record makes clear my reasonable and responsible objections to what I considered the excessive purchase prices paid by ABM to acquire Security Services of America in 2004 and One Source Services in 2007, as well as my serious doubts about the motive and justification for relocating ABM’s corporate headquarters from California to New York in 2008. In the exercise of my management oversight, business judgment and fiduciary duty as a member of the ABM Board, I voted with the loyal opposition against a majority of you on these and several other significant proposals from time-to-time. To do otherwise would have been worse than unconscionable for me as a director of ABM.
Likewise, you were or would be correct to assume that I’m also opposed to any further increase in Board compensation unless and until justified by significant improvements in ABM’s earnings per share (reported in accordance with Generally Accepted Accounting Principles) and stock price (reported by the New York Stock Exchange) — and any extension or replacement without shareholder approval of the Company’s ten-year “poison pill” beyond its current expiration date of April 22, 2008. I believe that such “perks and pills” are still favored by some perhaps self-serving Boards of Directors, but are now opposed by many more shareholders and their advisors, advocates and activists — of which I’m one!
It’s also worth noting that at our most recent Board meeting on January 28, 2008 — when the Board was presented with four matters to be decided (for which unanimous written consents had been sought) — I, as merely one of ten directors: (a) voted with the majority twice, (b) raised an issue before and during the meeting that resulted in one proposal being returned to Committee because it benefited directors, but not employees, participating in the same stock option plan, and (c) was the only dissenting vote against approving an almost immediate windfall in restricted stock units for another director and myself, which I will still forego as an intended consequence of this letter. For me, this was “just another day at the office” doing what I believed to be the right things for the right reasons for all three of ABM’s inseparable constituencies; our customers, our employees and our shareholders (in alphabetical order).
In doing so, my interests were as always directly aligned with those of ABM’s shareholders in general. I own about 50,000 shares of ABM stock in my personal trust, and share voting and investment power for about 1.2 million shares held by third-party trusts of which I’m the trustee or a co-trustee. To the best of my knowledge, this total is exceeded by only one other director — who is also ABM’s largest shareholder (9.6%), Ted Rosenberg at about 4.9 million shares. Ted, as well as another ABM director, Bill Steele at about 100,000 shares, both expressed their support for my nomination and reelection to the Board, but all to no avail.
Although I’ve always considered the shareholders of ABM to be my extended family — and the Company as my home away from home — I have no desire to be where I’m not wanted and welcomed by all of my colleagues, despite our differences. So immediately after signing and sending this letter, I resign from the Board of Directors of ABM Industries Incorporated.
Sincerely,
/s/ Martinn
Martinn H. Mandles